UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934 (Amendment No. )*

SIXTH STREET LENDING PARTNERS

(Name of Issuer)

Common shares of beneficial interest, par value $0.001 per share

(Title of Class of Securities)

N/A

(CUSIP Number)

November 21, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐       Rule 13d-1(b)

☒       Rule 13d-1(c)

☐       Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. N/A

1. Names of Reporting Persons. China Investment Corporation
2. Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3. SEC Use Only
4. Citizenship or Place of Organization People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 0
6. Shared Voting Power 3,041,567
7. Sole Dispositive Power 0
8. Shared Dispositive Power 3,041,567
9. Aggregate Amount Beneficially Owned by Each Reporting Person 3,041,567 (see Item 4 below)
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11. Percent of Class Represented by Amount in Row (9) 5.5% (1)
12. Type of Reporting Person CO

(1) This percentage is calculated based upon 55,752,945 shares outstanding, based on information provided by the Issuer.

CUSIP No. N/A

1. Names of Reporting Persons. CIC International Co., Ltd.
2. Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3. SEC Use Only
4. Citizenship or Place of Organization People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 0
6. Shared Voting Power 3,041,567
7. Sole Dispositive Power 0
8. Shared Dispositive Power 3,041,567
9. Aggregate Amount Beneficially Owned by Each Reporting Person 3,041,567 (see Item 4 below)
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11. Percent of Class Represented by Amount in Row (9) 5.5% (2)
12. Type of Reporting Person CO

(2) This percentage is calculated based upon 55,752,945 shares outstanding, based on information provided by the Issuer.

CUSIP No. N/A

1. Names of Reporting Persons. Flourish Investment Corporation
2. Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3. SEC Use Only
4. Citizenship or Place of Organization People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 0
6. Shared Voting Power 3,041,567
7. Sole Dispositive Power 0
8. Shared Dispositive Power 3,041,567
9. Aggregate Amount Beneficially Owned by Each Reporting Person 3,041,567 (see Item 4 below)
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11. Percent of Class Represented by Amount in Row (9) 5.5% (3)
12. Type of Reporting Person CO

(3) This percentage is calculated based upon 55,752,945 shares outstanding, based on information provided by the Issuer

CUSIP No. N/A

ITEM 1.

(a)	Name of Issuer: Sixth Street Lending Partners

(b)	Address of Issuer's Principal Executive Offices: 2100 McKinney Avenue, Suite 1500, Dallas, TX 75201

ITEM 2.

(a)	Name of Person Filing:

China Investment Corporation

CIC International Co., Ltd.

Flourish Investment Corporation

(b)	Address of Principal Business Office, or if None, Residence:

The address of China Investment Corporation, CIC International Co., Ltd. and Flourish Investment Corporation is as follows:

New Poly Plaza

No.1 Chaoyangmen Beidajie

Dongcheng District

Beijing 100010

People’s Republic of China

(c)	Citizenship:

China Investment Corporation, CIC International Co., Ltd. and Flourish Investment Corporation are established under the Company Law of the People’s Republic of China.

(d)	Title of Class of Securities:

Common shares of beneficial interest, par value $0.001 per share

(e)	CUSIP Number:
N/A

ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO SS.240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

Not Applicable.

ITEM 4. OWNERSHIP.

Information with respect to the number of common shares beneficially owned by China Investment Corporation, CIC International Co., Ltd. and Flourish Investment Corporation, as of November 21, 2023, is incorporated by reference to items (5) - (9) and (11) of their respective cover page.

China Investment Corporation is a wholly state-owned company incorporated under the laws of the People's Republic of China. By virtue of China Investment Corporation controlling CIC International Co., Ltd., which controls Flourish Investment Corporation, China Investment Corporation and CIC International Co., Ltd. may be deemed to share beneficial ownership of the common shares of beneficial interest, par value $0.001 per share, in Sixth Street Lending Partners beneficially owned by Flourish Investment Corporation.

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

Not Applicable.

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not Applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not Applicable.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not Applicable.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP.

Not Applicable.

ITEM 10. CERTIFICATIONS.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct as of November 24, 2023.

CHINA INVESTMENT CORPORATION

By: /s/ PENG, Chun
Name: PENG, Chun
Title: Chairman & Chief Executive Officer

CIC INTERNATIONAL CO., LTD.

By: /s/ PENG, Chun
Name: PENG, Chun
Title: Chairman & Chief Executive Officer

FLOURISH INVESTMENT CORPORATION

By: /s/ GUO, Xiangjun
Name: GUO, Xiangjun
Title: President & Executive Director